Exhibit 99.105

Suite 500 – 2 Toronto Street Toronto, Ontario M5C 2B6 Tel: 416 214 2810 Fax: 416 214 2727 investorinfo@energyfuels.com www.energyfuels.com

Energy Fuels Begins Trading on the OTCQX

Toronto, Ontario – June 26, 2013

Energy Fuels Inc. (TSX : EFR) (“Energy Fuels” or the “Company”) is pleased to announce that today the Company’s common shares began trading in the United States on the OTCQX under the symbol “EFRFF”. Energy Fuels will continue to trade on the Toronto Stock Exchange under its existing symbol “EFR”.

Energy Fuels’ shares will be traded on OTCQX International, a segment of the marketplace reserved for high-quality non-U.S. companies that are listed on an international exchange and provide their home country disclosure to U.S. investors. U.S. investors will find current financial disclosures and Real-Time Level-2 quotes for Energy Fuels on www.otcmarkets.com.

Energy Fuels is currently a leading uranium producer in the U.S. Based on the Company’s outlook for FY-2013, Energy Fuels’ 1.2 million lbs. of production is expected to account for over 25% of domestic U.S. uranium production. Energy Fuels is also among the largest holders of NI 43-101 compliant uranium resources in the U.S., which is strategic since the United States is the World's largest consumer of nuclear power, yet imports over 90% of the uranium used in its nuclear reactors.

The Company’s uranium production and development assets in the western U.S. include the following:

  The White Mesa Mill in Blanding, Utah, the only operating conventional uranium mill in the U.S.
  Two producing mines in the Arizona Strip District of northern Arizona, which contains the highest-grade uranium deposits in the United States.
  Five permitted and developed mines on standby in Colorado and Utah, which could restart production on a relatively short timeframe when market conditions warrant (within 6 to 18 months, depending on the project).
  Eighteen additional development projects in Arizona, Utah, Wyoming, and Colorado that have the potential to provide the Company with a pipeline of future uranium production.
  Additional revenues from vanadium produced in Colorado Plateau mines (1.5 million lbs. of sales expected in FY-2013), the processing of low-cost alternate feed materials, and toll milling and ore purchase agreements with 3rd party miners.

The recently announced proposed acquisition of Strathmore Minerals will improve the Company’s future production profile even further, as the combined company will have a dominant position in the most important uranium districts in the U.S. and three large-scale development projects in Wyoming, New Mexico, and Utah.

According to Stephen P. Antony, President and CEO of Energy Fuels, “Trading on the OTCQX will benefit Energy Fuels by increasing investor awareness of the company in the U.S. and helping us connect with a broader audience. I believe our Company owns an unmatched portfolio of highly strategic assets whose strategic value will only grow over time, particularly as the HEU agreement between the U.S. and Russia expires later this year, removing up to 24 million pounds of annual uranium supply from the U.S. I believe Energy Fuels' current production profile, production growth potential, term supply contracts with major utilities at premium prices, and robust pipeline of standby and development projects uniquely position Energy Fuels within the U.S. and the global uranium sector as a whole.”

Sichenzia Ross Friedman Ference LLP will serve as Energy Fuels’ Principal American Liaison “PAL”) on OTCQX, responsible for providing professional guidance on OTCQX requirements and U.S. securities laws.

About Energy Fuels: Energy Fuels is America's largest conventional uranium producer, supplying approximately 25% of the uranium produced in the U.S. The Company is also a significant producer of vanadium. Energy Fuels operates the White Mesa Mill, which is the only conventional uranium mill currently operating in the U.S. The mill is capable of processing 2,000 tons per day of uranium ore. Energy Fuels has projects located throughout the Western U.S., including producing mines and mineral properties in various stages of permitting and development.

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended and “Forward Looking Information” within the meaning of applicable Canadian securities legislation, which may include, but is not limited to, statements with respect to the future financial or operating performance of the Company and its projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” “does not expect”, “is expected”, “is likely”, “budget” “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “does not anticipate”, or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “have the potential to”. All statements, other than statements of historical fact, included herein are generally considered to be forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements express or implied by the forward-looking statements. Factors that could cause actual results to differ materially from those anticipated in these forward-looking statements are described under the caption “Risk Factors” in the Company’s Annual Information Form dated December 20, 2012, which is available for view on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims, other than as required by law, any obligation to update any forward-looking statements whether as a result of new information, results, future events, circumstances, or if management’s estimates or opinions should change, or otherwise. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

FOR FURTHER INFORMATION PLEASE CONTACT:

Energy Fuels Inc.

Curtis Moore
Investor Relations
(303) 974-2140
Toll free: 1-888-864-2125
Email: investorinfo@energyfuels.com
Website: www.energyfuels.com